Exhibit 99.8

Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Eastern Branch, Agricultural Bank of China (“the Creditor”) dated November 24, 2009

Main contents

  Contract number: 81101200900002228;

  Loan principal: RMB 75 million;

  Loan term: from November 24, 2009 to May 21, 2010;

  Floating interest rate: annually 4.86%, rate adjustment in a 3-month cycle;

■	Interest accrued and settled per month, interest settlement day is the 20th day of each month;
■	Penalty interest rate for delayed repayment: 4.86% plus 30% *4.86%;
■	Penalty interest rate for embezzlement of loan proceeds: 4.86% plus 50% *4.86%;

  Purpose of the loan is to provide working capital for purchasing raw material of the Company;

  Advanced repayment of loan needs to be approved by the Creditor;

  Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

  Supplemental: in the event that the Company repaid the loan in advance, it has to pay extra handling fee: advanced repaid amount * share months * 1‰.

Headlines of the articles omitted:

  Loan arrangement

  Interest clearing of the loan

  Payment of the loan

  Rights and obligation of the Creditor

  Rights and obligations of the Company

  Interest penalty of loan

  Guarantee of the loan agreement

  Disputation settlement

  Validity

  Text

  Notification